BB 3/12


PROCESSING
RECEIVED
SEC MAIL
FEB 2 8 2007
SECTION
213
WASH., D.C.

SEC  MMISSION

07000990

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & W Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South Village Center Drive
(No. and Street)

Southlake	Texas	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Brannan — 817-442-5259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

2300 Honey Locust Drive	Irving	Texas	75063
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin D. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **M & W Financial, Inc.**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



ANN MARIE BRANNAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
FEBRUARY 24, 2008

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & W FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
M & W Financial, Inc.

We have audited the accompanying statement of financial condition of M & W Financial, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & W Financial, Inc. as of December 31, 2006, and the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 15, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

M & W FINANCIAL, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 65,470
Commissions receivable from related party	74,460
Advances to employees	9,500
Income taxes receivable from Parent	35,483
Prepaid expenses	1,911
TOTAL ASSETS	$ 186,824

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 50,000
Payable to related parties	39,221
Accounts payable and accrued expenses	10,247
Total Liabilities	$ 99,468
Stockholder's Equity	
Common stock, 10,000 shares authorized, $.01 par value, 10,000 shares issued and outstanding	$ 100
Additional paid-in capital	230,280
Accumulated deficit	(143,024)
TOTAL STOCKHOLDER'S EQUITY	$ 87,356
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 186,824

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Private placement revenue	$ 1,473,455
Expenses	
Compensation and related costs	$ 1,242,255
Communications	20,998
Regulatory fees	38,133
Occupancy and equipment	102,114
Promotion	119,384
Professional fees	91,359
Other expenses	52,780
TOTAL EXPENSES	$ 1,667,023
Net loss before income tax benefit	$ (193,568)
Income tax benefit	56,804
NET LOSS	$ (136,764)

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2005	10,000	$ 100	$ 71,116	$ (6,260)	$ 64,956
Additional capital contributed	-	-	159,164	-	159,164
Net loss	-	-	-	(136,764)	(136,764)
Balances at December 31, 2006	10,000	$ 100	$ 230,280	$ (143,024)	$ 87,356

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (136,764)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Increase in commissions receivable from related party	(8,460)
Decrease in advances to employees	10,950
Increase in income taxes receivable from Parent	(35,483)
Decrease in prepaid expenses	7,538
Increase in commissions payable	23,000
Decrease in payable to related parties	(35,125)
Increase in accounts payable and accrued expenses	8,947
Decrease in income taxes payable to Parent	(151,321)
Net cash used in operating activities	$ (316,718)
Cash flows from financing activities:	
Additional capital contributed	$ 159,164
Net decrease in cash	(157,554)
Cash at beginning of year	223,024
CASH AT END OF YEAR	$ 65,470

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

M & W FINANCIAL, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

M & W Financial, Inc. (Company) was incorporated in January 2004 as a Texas corporation. The Company is a wholly-owned subsidiary of The Mullins & White Group, Inc. (Parent), a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States and Canada.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, receivables, payables and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirements of such offerings.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $75,945 and $5,000, respectively. The Company's net capital ratio was 0.79 to 1.

Note 3 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with SFAS No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. Income tax benefit for 2006 was $56,804, of which $35,483 was receivable from the Parent at December 31, 2006.

Note 4 - Related Party Transactions/ Concentration of Revenue

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company has commissions receivable from a related party totaling $74,460 at December 31, 2006.

Amounts receivable from the Parent for income taxes at December 31, 2006 totaled $35,483 (Note 3).

The Company has a payable to two related parties totaling $39,221 at December 31, 2006.

The Company earned all of its revenue from the sale of interests in private placement offerings of related parties.

The Company leases office space from a related party on a month-to-month basis for $6,667 per month. Rent paid to the related party totaled $80,010 for 2006 and is included in occupancy and equipment costs in the accompanying statement of income.

Note 5 - Defined Contributions Plan

The Company has adopted the Mullins & White Energy 401(k) Profit Sharing Plan & Trust (the Plan). The Parent and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions, safe harbor non-elective contributions and earnings on these contributions are 100% vested. For each plan year the Parent satisfies the Safe Harbor notification requirements, the Parent will make a safe harbor non-elective contribution equal to 3% of employee compensation. The Parent may contribute an amount of matching and discretionary contributions determined by the Parent at its discretion. The Parent may or may not choose to make matching and/or discretionary contributions for a particular year in an amount it will determine each year. Parent matching and discretionary contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Note 6 - Contingencies

The Company has been named as a respondent in an arbitration relating to its activities as a broker-dealer in securities. This action seeks damages of material amounts. While the ultimate outcome of this pending arbitration involving the Company cannot be predicted with certainty, management, having reviewed this action with its legal counsel, believes it has meritorious defenses to this action and intends to defend itself vigorously. There can be no assurance that this matter will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of this matter will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

M & W FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 87,356
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	(9,500)
Prepaid expenses	(1,911)
Total deductions and/or charges	(11,411)
Net Capital	$ 75,945
Aggregate indebtedness	
Commissions payable	$ 50,000
Accounts payable and accrued expenses	10,247
Total aggregate indebtedness	$ 60,247
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 70,945
Ratio of aggregate indebtedness to net capital	.79 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by M & W Financial, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
M & W Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of M & W Financial, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
February 15, 2007


END